Exhibit 99.1

Marti Reports 2023 First Half Results; Investing in Scaling Ride-Hailing

Istanbul, Turkey – October 13, 2023 - Marti Technologies, Inc. (“Marti” or the “Company”), Turkey’s mobility super app, today announced its financial and operational results for the first half of 2023.

2023 First Half Year Consolidated Financial and Operational Highlights

•	Consolidated net revenue of $9.5 million during 1H’23, similar to $9.7 million during 1H’22.

•	Cost of revenues, excluding depreciation and amortization, increased 23% to $8.7 million during 1H’23 compared to 1H’22 due to higher numbers of field personnel and greater lease expenses driven by managing a larger scale fleet.

•	Average number of vehicles deployed increased by 19% to 34 thousand in 1H’23 compared to the same period in 2022.

•	Consolidated adjusted EBITDA was $(8.9) million in 1H’23 compared to $(1.2) million in 1H’22, driven primarily by investments in scaling the ride-hailing business and secondarily by back-to-back years of local inflation and the Company’s price increases in excess of inflation being offset by a decline in average daily rides per vehicle in the Company’s two wheeled electric vehicle segment.

•	Actions to reduce the cost base of Marti’s two wheeled electric vehicle segment began in Q2 2023, with a lag to the adverse movement observed in average daily rides per vehicle.

Marti Founder and Chief Executive Officer Alper Oktem said, “As we navigate through the evolving landscape of urban mobility, we believe our strategic addition of ride-hailing as a new business line has positioned us for growth. Following a highly successful pilot phase in Q4 2022, we established ride hailing as a new business line in the first half of 2023. This addition significantly broadened our service offerings, allowing us to cater to a more diverse customer base, and aligning our services with the evolving demands of our ridership.

In line with our strategy of serving as Turkey’s mobility super app, we currently offer ride hailing, e-scooter, e-bike, and e-moped services all under a single app. By June 30, 2023, our ride-hailing service had gained substantial traction, boasting over 124,000 riders and more than 40,000 registered drivers. Over 34,000 of these drivers are in Türkiye’s largest city, Istanbul. This is in contrast to less than 18,395 taxis serving the city. These impressive numbers underscore the appeal of our services in the Turkish market, and we are further investing in scaling the business.

Despite the numerous challenges we faced, including the earthquake in Türkiye earlier this year where we both assisted in earthquake relief efforts and redeployed our vehicles from affected areas to other regions, our adaptability allowed us to maintain our total revenue at a commendable $9.5 million for the first half of 2023. This resilience demonstrates our commitment to delivering value even in adverse circumstances. Looking ahead, we recognize the potential for our ride-hailing business to drive future growth. We believe our investments will generate lasting value for our stakeholders.”

Business Updates

Ride-Hailing Revolutionizes Urban Mobility

Embarking on the next stage of Marti’s journey to redefine urban mobility, Marti introduced its ride-hailing service in Q4 2022. Following a successful pilot, Marti’s ride-hailing initiative was established as a new business line in the first half of 2023. Marti’s service offers both car and motorcycle ride-hailing options. Riders and drivers agree on the price of their ride in light of price recommendations for similar past rides, and Marti currently does not charge a fee for this service.

As of June 30, Marti’s ride-hailing network boasts over 124,000 riders served by a team of more than 40,000 registered drivers, of which over 34,000 are in Türkiye’s largest city, Istanbul. This remarkable growth becomes even more significant when compared to the 18,395 traditional taxis navigating Istanbul. In the first half of 2023, Marti allocated approximately $1.2 million toward its ride-hailing headquarters team, consisting primarily of management, engineering, data science, and marketing personnel.

While Marti already has a significant rider base of over 4.5 million Marti app riders from Marti’s e-bike, e-scooter, and e-moped services, the Company is further investing in rider acquisition, and making significant investments in driver acquisition for its ride hailing business. During the first half of 2023, Marti spent $2.5 million on strategic online and offline marketing initiatives. Additionally, the cross-promotions Marti offers for its ride hailing riders to use its two-wheeled electric vehicle services highlight the complementary nature of its multi-modal services. The success of these cross-promotions in driving demand for ride hailing proves the Company’s sound strategy of building two wheeled electric vehicle services first and layering ride hailing on top. Although the order in which Marti introduced these services is different than that pursued by most ride hailing firms globally, who launched as ride hailing firms before expanding into two wheeled electric vehicles, Marti believes that the outcome will be similar.

Looking ahead, Marti aims to surpass 375,000 ride hailing riders by the end of 2023, a testament to the Company’s commitment to providing exceptional service to an even larger audience. To accomplish this, the Company plans to expand its community of drivers, with a goal of reaching over 80,000 registered drivers by year-end. These targets also underscore the Company’s belief in creating economic opportunities for its drivers and offering affordable transportation options for its riders in an inflationary economic environment.

Two-Wheeled Electric Vehicle Operations Focused on Efficiency

The first half of 2023 was marked by high inflation and substantial currency depreciation in Türkiye. The Turkish Lira depreciated by 38% in the first half of the year. The May presidential election was followed by economic normalization messages from newly appointed Central Bank authorities. Despite the actions of the Central Bank in raising interest rates, the effects of these monetary policy decisions will take some time to play out in the system. In the meantime, inflationary pressures due to currency depreciation remain pronounced. In the first half of 2023, the Türkiye government’s year-end inflation expectations were revised from 22% to 58%.

In response to these challenges, Marti increased its prices by 87% compared to the previous year to counter the inflationary pressures. While consumer behavior saw a shift, with a 42% decline in average daily rides per vehicle from 2.15 to 1.25, Marti increased net revenue per ride by 43% from $0.86 to $1.23 in the six months ended June 30, 2023.

Marti’s strategic focus in the first half of 2023 was on operational excellence. Recognizing the importance of streamlined operations, the Company strategically ceased operations in underperforming cities. This move optimized the Company’s costs, allowing it to reallocate its vehicles to higher-performing cities. Although these underperforming cities contributed less than 8% of our total revenue, they accounted for over 12% of the Company’s costs in 2022. By relocating the Company’s resources, the Company not only reduced expenses but also improved its overall operational efficiency.

Despite a reduction in fleet size, Marti’s average daily deployed vehicles increased from 28.7 thousand to 34.4 thousand in the six months ended in June 30, 2023. Through intensive efforts, Marti ramped up its deployment rates and vehicle availability. The implementation of a spare parts usage and expense control system, coupled with a productivity enhancement project in field operations, streamlined Marti’s fleet's utilization. Additionally, the deployment of 2,000 e-mopeds in high-performing areas further supported Marti’s operational performance. As a result, Marti has strategically maneuvered to not only maintain its revenue but also optimize its operations for future growth.

While revenue remained resilient, the cost of revenue, excluding depreciation and amortization, increased by 23% to $8.7 in the first half of 2023 from $7.1 in the first half of 2022, affected by wage increases, relocation of vehicles, and an increased number of field personnel as Marti deploys more vehicles. Company actions to reduce the cost base of its two-wheeled electric vehicle segment began in Q2 2023, with a lag to the adverse revenue impact. General and administrative costs also increased due to inflationary pressures on wages, and advisory expenses for the Company’s listing process. Consequently, adjusted EBITDA margin of the two-wheeled electric vehicle segment contracted to (49.1)% in 1H’23.

As the Company focuses on growing its ride hailing service, it will reevaluate opportunities to expand the scale of its two wheeled electric vehicle services no earlier than the summer of 2024, and on an opportunistic basis at that time.

Operating Results for 1H’23

Consolidated Net Revenues

•	Consolidated net revenue decreased by 3% to $9.5 million in 1H’23 compared to the same period in 2022, as the positive effect of increased average vehicles deployed and pricing actions balanced the drop in average rides per vehicle per day and lower ride durations. Revenue generation was impacted by the seasonality of the business as well as the earthquakes that took place in February.

Cost of Revenues

•	Cost of revenues, excluding depreciation and amortization, increased by 23%, or $1.6 million, from $7.1 million in 1H’22 to $8.7 million in 1H’23, primarily due to expansion into relatively lower demand cities with subscale operations in 2H’22 being reversed as of Q2 2023, increased field personnel, and operational lease expense.

General and Administrative Expense; Consulting Expenses

•	General and administrative expense increased by 67% to $5.7 million during the six months ended June 30, 2023 compared to the same period in 2022 as wages increased in line with inflation and Marti invested in talent prior to its public listing. Consulting expenses increased by $0.8 million from $0.3 in 1H’22 to $1.1 million in 1H’23 in preparation for the listing. Notably, $1.2 million or 22% of Marti’s general and administrative costs are attributed to its rapidly expanding ride-hailing division and investments in its ride-hailing headquarters team.

Selling and Marketing Cost

•	Selling and marketing cost increased by $2.5 million from $0.3 million in 1H’22 to $2.8 million in 1H’23. At $0.2 million in 1H’23, selling and marketing cost in Marti’s two-wheeled electric vehicle business was parallel to the same period in 2022. Selling and marketing cost in the ride-hailing business was $2.5 million, driven primarily by driver and rider acquisition campaigns, and cross promotions at the two-wheeled electric vehicle business for the ride-hailing riders. As our ride-hailing business has yet to generate revenue, $0.5 million of variable costs incurred to generate rides were included in sales and marketing costs. This includes the data cost of servers and mapping services, and call center costs for onboarding drivers and offering customer support in the ride-hailing business.

Cost of Revenues

•	Consolidated adjusted EBITDA decreased by $7.7 million to $(8.9) million, and adjusted EBITDA margin decreased by 81% to (94)% in the first half of 2023 when compared to the first half of 2022, primarily as a result of investments in the ride-hailing business. The adjusted EBITDA margin for the two-wheeled electric vehicle business decreased by 37% to (49)% due to the expanded cost of revenue base costs.

2023 Guidance

Marti is presenting its full year 2023 guidance, as summarized below:

2023 Guidance for Consolidated Operations, including Ride Hailing Investments
NET REVENUE	$20.1 M
ADJUSTED EBITDA	$(17.8) M

The Company’s 2023 Guidance contemplates the following assumptions:

•	Focusing on expansion of the ride-hailing business, which includes investments in scaling ride-hailing.

•	Reevaluating potential two-wheeled electric vehicle investments on an opportunistic basis no earlier than the summer of 2024 and factoring in the operational efficiency improvements anticipated in the Company’s two-wheeled electric vehicle operations.

The full year 2023 guidance provided herein and the targeted number of riders and registered drivers by year end in the Ride Hailing Business are based on Marti’s current estimates and assumptions and are not a guarantee of future performance. The 2023 guidance and targets provided are subject to significant risks and uncertainties, including the risk factors discussed in the Company's reports on file with the Securities and Exchange Commission (“SEC”), that could cause actual results to differ materially. There can be no assurance that the Company will achieve the results expressed by this guidance or the targets.

Non-GAAP Financial Measures

This ﬁnancial information and data contained herein are not presented in accordance with generally accepted accounting principles of the United States (“GAAP”) including, but not limited to, adjusted EBITDA, adjusted EBITDA margin and certain ratios and other metrics derived therefrom. We define these metrics as follows:

Adjusted EBITDA as depreciation, amortization, taxes, financial expenses (net of financial income) and one-time charges and non-cash adjustments, plus net income (loss). The one-time charges and non-cash adjustments are mainly comprised of customs tax provision expenses resulting from the one-time amendment of customs duties, period adjustments for the founders’ salary which resulted from a one-time lump sum deferred payment made to the founders, and lawsuit provision expense which the Company does not consider the provision to be reflective of its normal cash operations.

Adjusted EBITDA margin as adjusted EBITDA/net revenue.

These non-GAAP ﬁnancial measures are not measures of ﬁnancial performance in accordance with GAAP and may exclude items that are signiﬁcant in understanding and assessing the Company’s ﬁnancial results. Therefore, these measures should not be considered in isolation or as an alternative to net income, cash ﬂows from operations or other measures of proﬁtability, liquidity or performance under GAAP. You should be aware that the Company’s presentation of these measures may not be comparable to similarly titled measures used by other companies. The Company believes these non-GAAP measures of ﬁnancial results provide useful information for management and investors regarding certain ﬁnancial and business trends relating to the Company’s ﬁnancial condition and results of operations. The Company believes the use of these non-GAAP ﬁnancial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing the Company’s ﬁnancial measures with other similar companies, many of which present similar non-GAAP ﬁnancial measures to investors. These non-GAAP ﬁnancial measures are subject to inherent limitations as they reﬂect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP ﬁnancial measures and accordingly, should always be considered as supplemental financial results to those calculated in accordance with GAAP.

This ﬁnancial information and data contained herein also includes certain projections of non-GAAP ﬁnancial measures. Due to the high variability and diﬃculty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, the Company is unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP ﬁnancial measures without unreasonable effort. Consequently, no disclosure of estimated comparable GAAP measures is included and no reconciliation of the forward-looking non-GAAP ﬁnancial measures is included.

About Marti

Founded in 2018, Marti is Türkiye’s leading mobility app, offering multiple transportation services to its riders. Marti operates a ride hailing service that matches riders with drivers traveling in the same direction, and owns and operates a large fleet of e-mopeds, e-bikes, and e-scooters. All of Marti’s offerings are serviced by proprietary software systems and IoT infrastructure. For more information visit ir.marti.tech.

Cautionary Statement Regarding Forward-Looking Information

This press release contains statements that are not based on historical fact and are “forward-looking statements’’ within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. For example, statements about the anticipated growth, including the number of riders and registered drivers, of the ride hailing business, the full year 2023 guidance, and the expected future performance and market opportunities of Marti and the ride sharing business are forward-looking statements. In some cases, you can identify forward looking statements by terminology such as, or which contain the words “will,” “aim,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “future,” “intend,” “may,” “plan,” “possible,” “predict,” “project,” “seek,” “should,” “target,” “will,” “would” and variations of these words or similar expressions. Such forward-looking statements are subject to risks, uncertainties and other factors. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties.

These forward-looking statements are based on estimates and assumptions that, while considered reasonable by Marti and its management are inherently uncertain and are subject to a number of risks and assumptions. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond Marti’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Known risks and uncertainties include but are not limited to: (i) the effect of the public listing of the Company’s securities on its business relationships, performance, financial condition and business generally, (ii) risks that the business combination may disrupt the Company’s current plans or divert management’s attention from its ongoing business operations, (iii) the outcome of any legal proceedings that may be instituted against the Company or its directors or officers related to the business combination or otherwise, (iv) the Company’s ability to maintain the listing of its securities on the NYSE American, (v) volatility in the price of the Company’s securities due to a variety of factors, including without limitation changes in the competitive and highly regulated industries in which the Company currently or plans to operate, variations in competitors’ performance and success and changes in laws and regulations affecting the Company’s business, (vi) the Company’s ability to implement business plans, forecasts, and other expectations, and identify opportunities, (vii) the risk of downturns in the highly competitive tech-enabled mobility services industry, (viii) the Company’s ability to build its brand and consumers’ recognition, acceptance and adoption of its brand, (ix) the risk that the Company may not be able to effectively manage its growth, including its design, research, development and maintenance capabilities, (x) technological changes and risks associated with doing business in an emerging market, (xi) risks relating to dependence on and use of certain intellectual property and technology and (xii) and other important factors or risks discussed in the Company’s filings with the SEC, accessible on the SEC’s website at www.sec.gov and the Investors Relations section of Company’s website at https://ir.marti.tech. Any investors should carefully consider the risks and uncertainties described in the documents filed by the Company from time to time with the SEC as most of the factors are outside the Company’s control and are difficult to predict. As a result, the Company’s actual results may differ from its expectations, estimates and projections and consequently, such forward-looking statements should not be relied upon as predictions of future events. The Company cautions not to place undue reliance upon any forward-looking statements, including its 2023 guidance and ride sharing targets, which speaks only as to management expectations and beliefs as of the date they are made. The Company disclaims any obligation or undertaking to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

Investor Relations Contact:

Ozge Arcasoy

Marti Technologies Inc.

ir.marti.tech

investor.relations@marti.tech

Balance Sheet

(in thousands $)	December 31, 2022	1H 2023
Total current assets	20,455	12,480
Cash and cash equivalents	10,498	3,970
Accounts receivable, net	375	553
Inventories	3,332	3,640
Operating lease right of use assets	2,683	673
Other current assets	3,567	3,644
VAT receivables	3,135	2,721
Other	433	922

Total non-Current assets	20,423	19,225
Property, equipment and deposits, net	19,423	18,689
Intangible assets	160	182
Operating lease right of use assets	841	353
Total assets	40,878	31,705

Current liabilities	15,867	13,338
Accounts payable	3,574	3,558
Short-term financial liabilities, net	7,294	6,104
Operating lease liabilities	2,153	544
Deferred revenue	1,328	1,311
Accrued expenses and other current liabilities	1,518	1,821

Non-current liabilities	17,412	22,186
Long-term financial liabilities, net	16,380	21,457
Operating lease liabilities	674	290
Other non-current liabilities	357	438

Stockholders’ equity	7,600	-3,819
Capital Paid	51,282	51,282
Additional paid in capital	3,059	3,640
Accumulated other comprehensive loss	-7,588	-7,558
Accumulated deficit	-39,183	-51,183
Total liabilities and stockholders’ equity	40,878	31,705

Income Statement

(in thousands $)	1H 2022	1H 2023
Revenue	9,731	9,485
Cost of Revenues	-11,625	-13,018
Gross Profit	-1,894	-3,533
Selling and marketing expenses	-235	-3,211
General and administration expenses	-3,390	-5,668
Research and development expenses	-573	-1,500
Other income/expense (Net)	-286	-191
Operating loss before finance costs	-6,379	-14,104
Financial income	607	2,720
Financial expense	-861	-616
Loss before tax	-6,633	-12,000

Cash Flow

(in thousands $)	1H 2022	1H 2023
Cash flow from operating activities
Net loss	-6,633	-12,000
Adjustments to reconcile net loss to net cash used in operating activities	7,114	7,583
Depreciation and amortization	4,834	4,672
Loss of disposal asset	-	162
Stock-based (forfeited), compensation, net	785	582
Interest expense-income, net	741	550
Foreign exchange losses/ (gains)	420	1,247
Other non-cash	334	370
Changes in operating assets and liabilities	-2,256	-1,678
Accounts receivable	-292	-177
Inventory	-961	-308
Other assets and prepayments	-1,107	-1,395
Income tax payable	-530	-
Accounts payable	754	-15
Deferred revenue	227	-17
Other liabilities	-347	235

A. Net cash from / (used in) operating activities	-1,775	-6,095

Cash flow from investing activities
Purchases of vehicles	-4,443	-3,431
Purchases of other property, plant and equipment	-226	-497
Purchases of intangible assets	-89	-72
Proceeds from disposal of property, plant and equipment	-	5
B. Net cash from / (used in) investing activities	-4,757	-3,994
Cash flow from financing activities
Proceeds from issuance of convertible notes	-	7,500
Payments of term loans	-3,041	-3,938
C. Net cash from/ (used in) financing activities	-3,041	3,562
D. Increase (decrease) in cash and cash equivalents and restricted cash (A+B+C)	-9,573	-6,527
E. Effect of exchange rate changes	-337	-
F. Net increase in cash and cash equivalents (D+E)	-9,910	-6,527
G. Cash and cash equivalents at beginning of the year	13,216	10,498
Cash and cash equivalents at ending of the year (F+G)	3,306	3,970

Non-GAAP Reconciliations

(in thousands $)	1H 2022	1H 2023
Net Loss	-6,633	-12,000
Depreciation and Amortization	4,834	4,672
Income Tax Expense	0	0
Financial Income	-607	-2,720
Financial Expense	861	616
Customs tax provision expense	-380	-78
Lawsuit provision expense	-61	67
Salary cut off adjustment	0	0
Other	0	0
Stock based compensation expense accrual	784	574
Adjusted EBITDA	-1,202	-8,869
Adjusted EBITDA margin	(12.4)%	(93.5)%